UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

SEMIANNUAL REPORT PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

For the Semiannual Period Ended June 30, 2021

School of Whales Commercial Real Estate Equity Fund, LLC

(Exact name of registrant as specified in its charter)

Commission File Number: 024-10995

Florida	83-2423920
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

2900 SW 28th Terrace, Suite 202 Miami, FL (Address of principal executive offices)	33133 (Zip Code)

786-235-9130
Registrant’s telephone number, including area code

Class A Interests
(Title of each class of securities issued pursuant to Regulation A)

Item 1.	MANAGEMENT DISCUSSION AND ANALYSIS

Use of Terms

Except as otherwise indicated by the context and for the purposes of this report only, references in this report to “we,” “us,” “our” or “our company” refer to School of Whales Commercial Real Estate Equity Fund, LLC, a Florida limited liability company.

The following discussion and analysis should be read in conjunction with our financial statements and the notes thereto contained elsewhere in this filing.

Critical Accounting Policies

Section 107 of the JOBS Act provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards that have different effective dates for public and private companies. We have elected to take advantage of this extended transition period, and thus, our financial statements may not be comparable to those of other reporting companies. Accordingly, until the date we are no longer an “emerging growth company” or affirmatively opt out of the exemption, upon the issuance of a new or revised accounting standard that applies to our financial statements and has a different effective date for public and private companies, we will disclose the date on which adoption is required for non-emerging growth companies and the date on which we will adopt the recently issued accounting standard.

Cautionary Statement Regarding Forward-Looking Statements

With the exception of historical matters, the matters discussed herein are forward-looking statements that involve risks and uncertainties. Forward-looking statements include, but are not limited to, statements concerning anticipated trends in revenues and net income, projections concerning operations and available cash flow. Our actual results could differ materially from the results discussed in such forward-looking statements. The following discussion of our financial condition and results of operations should be read in conjunction with our financial statements and the related notes thereto appearing elsewhere herein.

Background Overview

School of Whales Commercial Real Estate Equity Fund, LLC was formed in the State of Florida on October 19, 2018. We have no plans to change our business activities or to combine with another business, and we are not aware of any events or circumstances that might cause our plans to change. The Manager of the Company has not contemplated and does not have any plans or arrangements to enter into a change of control, business combination or similar transaction or to change management.

The Company’s overall strategy is to purchase multifamily and commercial property in urban communities, initially in Florida and potentially subsequently in other states to rehab, develop and lease or sell those properties for a profit.

The Company was initially owned by the Manager and is anticipated to have a Membership which may include, but is not limited to: individuals, individual retirement accounts, banks and other financial institutions, endowments, and pension funds.

The Company hopes to offer its Members the opportunity to earn a preferred annualized 8% return plus up to 80% of the Company’s realized Net Income, which we define as total revenue minus operating costs and expenses and tax liabilities. which shall be distributed to the Members in proportion to each Member’s respective Capital Contribution. The Manager, SOW Management LLC, will exclusively manage the Company.

Although we are currently searching for properties and partial interests in properties, we expect that we will not be aggressive in our acquisition efforts until after we raise the capital from our Offering. Thereafter, we will aggressively search for properties and partial interests in properties. We hope that by the end of December 2021 we will have acquired our first property or interest. Acquisition will depend highly on factors such as our funding, the availability of those funds and the availability of properties that meet our investment criteria. As we search for opportunities, we intend to expend capital in accordance with our Use of Proceeds as described in our Offering Circular. If we raise the minimum amount of $100,000, we will incur expenses related with the operation of the Company and the continuing expenses related to being a reporting company under the requirements of Tier 2, Regulation A. Operating the Company will result in us incurring expenses associated with areas such as: legal, accounting, administrative, marketing, software development and development and maintaining our online platform. The amount of funds we raise will partially determine how much capital we will need for working capital and professional fees. Our Manager believes that if we only raise the minimum amount, very little will be needed for working capital. However, the more money we raise, the more resources will be needed to in order to run the Company effectively and thus more working capital will be needed.

Please note that the Company anticipates that every project it will undertake will be unique. Accordingly, an accurate description of the steps and timeline needed to take projects from purchase to income producing is impossible. It is possible that some investment opportunities will be income producing immediately or require minimal renovation while others could require significant renovations that would take several years to complete.

The address of our web site is www.schoolofwhales.com. The information at our web site is for general information and marketing purposes and is not part of this report for purposes of liability for disclosures under the federal securities laws.

Results of Operations

For the six months ended June 30, 2021 and June 30, 2020.

We generated no revenues for the six months ended June 30, 2021, or the six months ended June 30, 2020. We have minimal current activities. All expenses from inception (October 19, 2018) to June 30, 2021 were paid by our Manager who will only be reimbursed for these expenses after we have raised a minimum of $1,000,000.

Total expenses

From inception (October 19, 2018) to June 30, 2021, we have not generated any expenses because all expenses have been paid by our Manager.

Liquidity and Capital Resources

As of June 30, 2021 the Company had $200 in cash. Our Manager has committed to fund our expenses until we raise a minimum of $1,000,000. While we believe it is unlikely, in the event that the Manager is unable to fund these expenses, our Manager intends to approach individuals or entities which have invested in unrelated projects developed by our Manager’s principals in the past. The Company currently has no agreements, arrangements or understandings with any person or entity to obtain funds through bank loans, lines of credit or any other sources.

The Company hopes to raise $50,000,000 through its Offering, with a minimum of $100,000 in funds raised. As of June 30, 2021 we have issued 3,472 Class A Units as part of the Offering, with a purchase price of $50 per Class A Unit for an aggregate purchase price o $173,600. As of June 30, 2021 these funds remained in escrow. Although we intend on identifying multifamily, and commercial properties for acquisition with our proceeds, there is no guarantee that we will acquire any such investments. Acquisition will depend highly on our funding, the availability of those funds, the availability of multifamily and commercial properties that meet our investment criteria and the size of such liens to be acquired. We plan to pursue our investment strategy of multifamily, and commercial properties acquisition or investment in partial interests in such opportunities. There can be no assurance of the Company’s ability to do so or that additional capital will be available to the Company. If so, the Company’s investment objective of acquiring multifamily, and commercial properties will be adversely affected and the Company may not be able to pursue an acquisition opportunity if it is unable to finance such acquisitions. The Company currently has no agreements, arrangements or understandings with any person or entity to obtain funds through bank loans, lines of credit or any other sources. Since the Company has no such arrangements or plans currently in effect, its inability to raise funds for the above purposes will have a severe negative impact on its ability to remain a viable company. However, once we reach a target amount of $500,000 is raised the Company will actively look for and pursue opportunities that meet our investment criteria.

Related Party Transactions

Since our formation, we have raised capital from our Manager. The Manager provided cash for Company startup expenses, totaling approximately $281,000 as of June 30, 2021, none of which has been recognized or recorded as due to the Manager as of the date of the financial statements of the Company (June 30, 2021). The Manager will continue to fund these expenses. It is expected that the Manager will be reimbursed for these expenses after we have raised a minimum of $1,000,000. In exchange for services related to this Offering and the management of the Company, the Manager received Class B Interests which are subordinated to our Class A Interests.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

Changes In And Disagreements With Accountants On Accounting And Financial Disclosure

None.

Employees

Currently, entities controlled by Daniel Pena Giraldi, Andrea Petersen and Juan Jose Pena-Giraldi are principals of our Manager and each of these individuals devote a minor portion of their working hours to our Company without a salary. Initially, the three principals of our Manager will coordinate all of our business operations. Our Manager has provided the working capital to cover our initial expenses. We plan to use consultants, attorneys, accountants, and other personnel, as necessary and will engage additional full-time employees only as needed in the future. We believe the use of non-salaried personnel allows us to expend our capital resources as a variable cost as opposed to a fixed cost of operations. In other words, if we have insufficient revenues or cash available, we are in a better position to only utilize those services required to generate revenues as opposed to having salaried employees. Any expenses related to the offering will be paid by the Manager, who will be reimbursed once we raise a minimum of $1,000,000. Additionally, those costs associated with overall management of the Company and the management and acquisition of the properties shall also be borne by the Manager until such time except those capitalized expenses related to specific properties.

Our Manager is spending the time allocated to our business in handling the general business affairs of our Company such as accounting issues, including review of materials presented to our auditors, working with our counsel, developing our business plan and researching investment opportunities and possible commercial and multifamily properties acquisitions. Upon the successful raise of capital, the principals of the Manager will devote additional working hours to the Company.

ITEM 2.	OTHER INFORMATION

We have no information to disclose that was required to be in a report on Form 1-U during the semiannual period covered by this Form 1-SA but was not reported.

ITEM 3.	FINANCIAL STATEMENTS (UNAUDITED]

School of Whales

Commercial Real Estate

Equity Fund LLC.

Financial Statements

June 30, 2021

(expressed in US dollars)

School of Whales Commercial Real

Estate Equity Fund, LLC

Balance Sheet

As of June 30, 2021

	2021	2020
	$	$
Assets
Current assets
Cash	200	0
Short-term investments	0	0
Prepaid expenses and deposits	0	0
	200	0
Property, plant and equipment	0	0
Long-term investments	0	0
	200	0
Liabilities
Current liabilities
Accounts payable and accrued liabilities	0	0
	0	0
Long-term debt	0	-
	0	0
Interest holders’ Equity
Share capital (note 3)	200	200
Cumulative translation adjustment	0	0
Retained earnings	0	0
	200	0
	200	0

School of Whales Commercial Real

Estate Equity Fund, LLC

Statement of Operations

For the period ended June 30, 2021

	2021	2020
	$	$
Income	0	0
Cost of income acquisition	0	0
Gross margin	0	0
Expenses
Advertising and promotion	0	0
Amortization	0	0
Information technology costs	0	0
Insurance	0	0
Interest and bank charges	0	0
Legal fees	0	0
Office	0	0
Professional fees	0	0
Rent	0	0
Salaries, wages and benefits	0	0
Supplies	0	0
Travel and entertainment	0	0
	0	0
Income (loss) before the following	0)	0

Other income (expenses)
Foreign exchange (loss) gain	0	0
Unrealized gain (loss) on derivative financial instruments	0	0
Interest income	0	0
	0	0
(Loss) income before income taxes	0	0
(Recovery of) provision for income taxes
Current	0	0
Future	0	0
	0	0
Net (loss) income for the year	0	0
Retained earnings – Beginning of year	0	0
Dividends paid	0	0
Retained earnings – End of year	0	0

School of Whales Commercial Real

Estate Equity Fund, LLC

Consolidated Statement of Cash Flows

As of June 30, 2021

(expressed in US dollars)

	2021	2020
	$	$
Cash provided by (used in)

Operating activities
Net (loss) income for the year	0	0
Items not affecting cash
Impairment of property, plant and equipment	0	0
Unrealized (gain) loss on derivative financial instruments	0	0
Loss on disposal of property, plant and equipment	0	0

	0	0
Net change in non-cash working capital
Accounts receivable	0	0
Prepaid expenses and deposits	0	0
Accounts payable and accrued liabilities	0	0
Income taxes recoverable/payable	0	0

Cash provided by operating activities	0	0

Investing activities
Purchases of property, plant and equipment	0	0
Disposal of investments	0	0

Cash provided by investing activities	0	0

Financing activities
Payment of dividends	0	0
Capital contribution	0	0

Cash provided in financing activities	0	0

Effect of changes in foreign exchange rates on cash	0	0

Increase in cash during the year	0	0

Cash – Beginning of year	200	200

Cash – End of year	200	200

Supplemental information
Interest paid	0	0
Income taxes paid	0	0

School of Whales Commercial Real

Estate Equity Fund, LLC

Statement of Changes in Members’ Equity

For the period ended June 30, 2021

	Class A	Class B
	Units	Units	Total

Members' Equity, January 1, 2021	$-	$-	$-

From operations:
Net income	-	-	-

From capital transactions:
Contributions	173,600-	200	200

Increase In Members' Equity	173,600-		173,800

Members' Equity, June 30, 2021	-	200	173,800

From operations:
Net income	-	-	-

Increase In Members' Equity	-	-	-

Members' Equity, June 30, 2021	$173,600-	$200	$173,800

School of Whales Commercial Real Estate Equity Fund, LLC

Notes to Financial Statements

Note 1 – Description of the Organization

School of Whales Commercial Real Estate Equity Fund, LLC (the Fund or Company) is a Florida limited liability company, formed for the purpose of raising funds through the Jump Start Our Business Start Ups Act (Jump Start Act). The Fund’s objective is to deploy the funds raised into commercial real estate properties that meet certain investment criteria. The Fund’s focus will initially be the Florida real estate market but, over time, may expand to other geographic regions.

Since June 8th, 2021 the Fund has been offering up to 1,000,000 Class A units at $50.00 per Class A unit according to its offering statement pursuant to Regulation A with the U.S. Securities and Exchange Commission (the Offering).

The Fund intends to raise up to $50,000,000 through the Offering which will be handled by the Fund’s Manager, SOW Management, LLC (Manager). The Fund has established a minimum investment requirement of $500.

Note 2 - Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements of the Fund have been presented in conformity with accounting principles generally accepted in the United States of America.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates.

Fund Management Fees

The Fund’s assets will be managed by the Manager, which is wholly owned by School of Whales, LLC (SOW),an affiliated company. The management fees will be calculated based upon a specified percentage of assets under management.

Income Taxes

For federal income tax purposes, the Fund is treated as a partnership, and the investors are treated as partners. As a partnership, tax-basis income and losses are passed through to the members and, accordingly,income taxes are not provided for by the Fund.

School of Whales Commercial Real Estate Equity Fund, LLC

Notes to Financial Statements, Continued

Note 2 - Summary of Significant Accounting Policies, Continued

The tax-basis income and losses may differ from the income and losses in the accompanying statements of operations, which are prepared in accordance with the accounting principles generally accepted in the United States of America.

Note 3 – Members’ Equity

The Company was formed on October 19, 2018 and on June 8, 2021 was authorized to to raise equity capital pursuant to the Offering as an emerging growth Company under the Jump Start Act.

The Company has two authorized classes of member units, Class A units and Class B units.

As of June 30, 2021, the Company has issued 3,472 Class A units as part of the Offering with a purchase price of $50 per Class A unit, with a minimum purchase of ten (10) Class A units for an aggregate minimum purchase price of $500. The Company was required to raise a minimum of $100,000 prior to funds being released to the Company for working capital. As of June 30, 2021 all funds raised are being held in Escrow.

There are 1,000,000 Class A units available to be issued for up to a 100% ownership of the Class A units which, based on the offering price of $50 per Class A unit, would raise a maximum $50,000,000 in capital.

Class A units are sold through the Manager pursuant to the Offering. If all Class A interests are sold,the Class A units will have an 80% interest in the Company and Class B units will have a 20% interest in the Company. Class B units have certain voting units as specified in the Fund’s operating agreement.

Class A units are entitled to a non-compounding preferred return of 8% annually. The preferred return distributions are a priority return distribution and must be paid prior to any profits distributions. The preferred return distributions will be paid, subject to cash flow, quarterly on an annualized basis. Upon the preferred return distributions being satisfied, a profits distribution may be paid ratably in accordance with the percentage of the Class A and Class B ownership. Class B units are subordinated to Class A units.

All Class B units were issued to the Manager and its managing members. School of Whales, LLC owns 100%of the Class B units. The Manager or its members or affiliates will retain 20% of the equity interest in the Fund in exchange for its services to the Fund.

Note 4 – Related Party Transactions

Fund asset management fees are payable monthly to the Manager based on 1.00% per annum (pro-rated) of Class A unit members’ contributed capital.

For the six month period ended June 30, 2021, no management fees were charged to the Fund.

Under the Fund’s operating agreement, all expenses incurred by the Manager through the date of the capital raise, will be reimbursed to the Manager, upon the Fund meeting stipulated capital raise thresholds. As of June 30, 2021, December 31, 2020 and December 31, 2019, the Manager has incurred expenses associated with the formation, organization and Class A unit offering which totaled approximated $70,000, $131,000 and $80,000 respectively. Such expenses incurred by the Manager have not been reflected in the accompanying financial statements as funds have not yet been released from Escrow.

Note 5 – Commitments

In 2020, the Company executed an agreement with a third party registered broker dealer to assist the Company in reviewing and vetting investor information, review subscription agreements, contact the Company, if needed, to gather additional information or clarification on potential investors, and coordinate with third parties to ensure adequate review and compliance takes place during the Offering.

The broker dealer will receive the majority of its compensation based on capital raised during the one year contract period that commenced the date the Offering was qualified by the U.S. Securities and Exchange Commission.

Note 6 – Subsequent Events

The Fund has evaluated events subsequent to June 30, 2021, through September 28, 2021, the date the financial statements were available to be issued, for adjustments to or disclosures in the financial statements.

School of Whales Commercial Real Estate Equity Fund, LLC

ITEM 4	EXHIBITS

2.	Articles of Organization*
3.	Operating Agreement*
4.	Subscription Agreement*
6.1	Broker Dealer Agreement dated June 9, 2020 between School of Whales Commercial Real Estate Equity Fund, LLC and Dalmore Group, LLC.*
8.1	Form of Escrow Agreement dated [*], 202[*] by and among North Capital Private Securities Corporation and School of Whales Commercial Real Estate Equity Fund, LLC.*

*Filed previously.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Miami, State of Florida, on September 27, 2021.

School of Whales Commercial Real Estate Equity Fund, LLC

/s/ Andrea Petersen
Andrea Petersen, Chief Executive Officer of SOW Management LLC, Manager

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the date indicated above.

School of Whales Commercial Real Estate Equity Fund, LLC

/s/ Andrea Petersen
Andrea Petersen, Chief Executive Officer of SOW Management LLC, Manager

/s/ Juan Jose Pena-Giraldi
Juan Jose Pena Giraldi, Chief Financial Officer of
SOW Management LLC, Manager

/s/ Daniel Pena-Giraldi
Daniel Pena-Giraldi, Chief Operating Officer of
SOW Management LLC, Manager